Exhibit 99.2

CERTIFICATE OF AUTHOR

I, Leon Botham, P.Eng., of Saskatoon, Saskatchewan, do hereby certify that:

1	I am currently employed as a Principal Engineer with NewFields Canada Mining & Environment ULC, with an office at 640 Broadway Avenue, Suite 204, Saskatoon, Saskatchewan S7N 1A9.

2

This certificate applies to the Technical Report titled “Silver Sand Project Pre-Feasibility Study” with an effective date of 19 June 2024 (the “Technical Report”), prepared for New Pacific Metals Corp. (“the Issuer”) in respect of the Issuer's Silver Sand property (the "Property").

3

I am a graduate of the University of Saskatchewan in Saskatoon, Canada (B.E. Civil Engineering in 1988) and Purdue University in Indiana, United States (MSCE Civil/Geotechnical Engineering in 1991). I am a registered member in good standing of the Association of Professional Engineers and Geoscientists of Saskatchewan (License #06604), the Engineers and Geoscientists British Columbia (License #35852), the Professional Engineers of Ontario (License #90325408), the Engineers Yukon (License #1482), the Northwest Territories and Nunavut Association of Professional Engineers and Geoscientists (License #L1194) and a Member of the Canadian Institute of Mining, Metallurgy and Petroleum. I have worked in the field of Mine Waste Management, Mine Water Management and Geotechnical Engineering for a total of 35 years since my graduation from university. I have relevant experience in tailings facility design, construction, feasibility studies and technical report preparation for projects in Canada and internationally.

I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

4	I have not visited the Property.

5	I am responsible for parts of Sections 1, 18, 21, 25, and 26 of the Technical Report.

6	I am independent of the Issuer and related companies applying all of the tests in Section 1.5 of the NI 43-101.

7	I have had prior involvement with the Property in that I was a qualified person for the AMC Technical Report in 2022 (effective date of 30 November 2022).

8	I have read NI 43-101 and the sections of the Technical Report for which I am responsible have been prepared in compliance with NI 43-101.

9

As of the effective date of the Technical Report, to the best of my knowledge, information, and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: 19 June 2024
Signing Date: 2 August 2024

Original signed by

Leon Botham, P.Eng.
Principal Engineer
NewFields Canada Mining & Environment ULC